Exhibit 99.1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

27 February 2014

RESULTS FOR THE YEAR TO DECEMBER 2013

Reed Elsevier, the global professional information company, reports continued underlying growth in revenue, operating profit and earnings in 2013.

Financial highlights

•   Underlying revenue growth +2% (+3% excluding biennial exhibition cycling) to £6,035m/€7,121m

•   Underlying adjusted operating profit growth +5% to £1,749m/€2,064m

•   Adjusted EPS +9% to 54.0p for Reed Elsevier PLC; +5% to €0.99 for Reed Elsevier NV; +7% constant currency

•   Full year dividend +7% to 24.60p for Reed Elsevier PLC; +8% to €0.506 for Reed Elsevier NV

•   Reported EPS +9% to 48.8p for Reed Elsevier PLC; +5% to €0.91 for Reed Elsevier NV

•   Return on invested capital up 0.4 percentage points to 12.1%

•   Cash conversion rate 97%; leverage 2.1x net debt/ EBITDA pensions and lease adjusted (1.6x unadjusted)

Operational and strategic highlights

•   Continued underlying revenue and profit growth across all five major business areas

•   Improved profitability driven by process innovation and portfolio development

•   Improved business profile: electronic & face-to-face 81% (2012: 79%); growing at +5% to +7% underlying

•   Significant portfolio reshaping, primarily in H1

•   New technology build out across business platforms progressing well

•   £600m of share buybacks completed in 2013; total of £600m share buybacks planned in 2014

Commenting on the results, Anthony Habgood, Chairman, said:

“Reed Elsevier is continuing to deliver on its long term strategic and financial priorities. With underlying revenue growth across all major business areas, operating profit and earnings grew well in 2013. We made good progress on organic development and portfolio reshaping, and our strong cash flow enabled us to step up our share buyback programme whilst maintaining balance sheet strength. We are recommending a +7% increase in the full year dividend for Reed Elsevier PLC and +8% for Reed Elsevier NV, in line with growth in adjusted earnings per share at constant exchange rates.”

Chief Executive Officer, Erik Engstrom, commented:

“In 2013 we remained focused on transforming our business profile and improving the quality of our earnings. We did this primarily through organic investment, supported by a small number of targeted acquisitions, and by exiting from several businesses that no longer fit our strategy.”

“We continued to take a pragmatic approach to ensuring that the value compounding within the business translates into shareholder value, and as part of this we increased our share buyback programme to £600m in 2013. In 2014 we again intend to deploy a total of £600m on share buybacks, reflecting our strong balance sheet and cash flow.”

“Early trends across our business in 2014 remain broadly consistent with 2013, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth”.

Reed Elsevier 2013 I Results 2

REED ELSEVIER FINANCIAL AND OPERATIONAL HIGHLIGHTS

Reed Elsevier continued to make good progress against its strategic and financial priorities in 2013.

Revenue of £6,035m/€7,121m; underlying growth +2% (+3% excluding biennial exhibition cycling): The overall underlying growth rate of +3% reflects +5 to +7% growth in electronic and face-to-face revenues, which now account for 81% of the total (2012: 79%), partially offset by continuing print revenue declines.

Adjusted operating profit £1,749m/€2,064m; underlying growth +5%: Underlying operating profit growth across Reed Elsevier reflects a combination of process innovation and portfolio development. Reported operating profit, after amortisation of acquired intangible assets, was up +3% to £1,376m/down -1% to €1,624m.

Return on invested capital 12.1%, up by 0.4%pts on 2012: The ROIC increase was driven by the increase in adjusted operating profit.

Interest and tax: Adjusted net interest expense was £39m lower at £177m (€56m lower at €209m) reflecting the benefits of term debt refinancing initiatives over the last 18 months. The adjusted effective tax rate was unchanged at 23.5%.

Adjusted EPS up +9% to 54.0p for Reed Elsevier PLC; up +5% to €0.99 for Reed Elsevier NV; constant currency growth +7%: Reported EPS growth was +9% to 48.8p for Reed Elsevier PLC, +5% to €0.91 for Reed Elsevier NV.

Equalised full year dividend up +7% to 24.60p for Reed Elsevier PLC; up +8% to €0.506 for Reed Elsevier NV: The proposed average full year dividend growth rate is in line with adjusted EPS growth at constant currency rates. The proposed final dividend for Reed Elsevier PLC is up +6% to 17.95p following an +11% increase in the interim dividend. The proposed final dividend for Reed Elsevier NV is up +11% to €0.374, following a +2% increase in the interim dividend. The difference in interim and final dividend growth rates reflects exchange rate movements between the declaration dates. The Reed Elsevier PLC and Reed Elsevier NV full year dividends are covered 2.2x and 2.0x by adjusted EPS respectively.

Net debt / EBITDA 2.1x on a pensions and lease adjusted basis (unadjusted 1.6x): Net debt was £3.1bn/€3.7bn on 31 December 2013. Capital expenditure remained at 5% of revenues. The adjusted operating cash flow conversion rate was 97%.

Organic development: In 2013 we continued to develop our global technology platforms across the business, launch new products and services in both existing and adjacent market segments, and extend our reach in high growth markets and geographies.

Acquisitions & disposals: In 2013 we completed 20 small acquisitions of content and data assets across all market segments for a total consideration of £230m. We also completed the disposal of 26 assets that no longer fit our strategy, for a total consideration of £331m.

Share buybacks: In 2013 we deployed £600m on share buybacks. In 2014, although we currently expect disposal proceeds to be lower, we again intend to deploy a total of £600m on share buybacks, based on our strong balance sheet and cash flow. £100m of this year’s total has already been completed.

2014 OUTLOOK

Early trends across our business in 2014 remain broadly consistent with full year 2013, with some small variations by market and geography. We are confident that, by continuing to execute on our strategy of delivering improved outcomes to our professional customers, primarily through organic investment, we will deliver another year of underlying revenue, profit, and earnings growth in 2014.

Reed Elsevier 2013 I Results 3

REED ELSEVIER FINANCIAL SUMMARY

	£			€
	Year ended 31 December			Year ended 31 December
	2013 £m	2012† £m	Change	2013 €m	2012† €m	Change	Underlying growth rates
Revenue	6,035	6,116	-1%	7,121	7,523	-5%	+2%/+3	%*

Adjusted operating profit	1,749	1,688	+4%	2,064	2,076	-1%	+5%
Adjusted operating margin	29.0%	27.6%		29.0%	27.6%

Adjusted net interest expense	(177)	(216)		(209)	(265)

Adjusted profit before tax	1,572	1,472	+7%	1,855	1,811	+2%

Tax	(370)	(346)		(436)	(426)
Minority interests	(5)	(5)		(6)	(6)

Adjusted net profit	1,197	1,121	+7%	1,413	1,379	+2%

Reported net profit	1,110	1,044		1,310	1,284

Net borrowings	3,072	3,127		3,686	3,846

*	Excluding biennial exhibition cycling

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	Year ended 31 December			Year ended 31 December
	2013 pence	2012† pence	Change	2013 €	2012† €	Change	Change at constant currencies
Adjusted earnings per share	54.0p	49.4p	+9%	€0.99	€0.94	+5%	+7%
Reported earnings per share	48.8p	44.8p	+9%	€0.91	€0.87	+5%
Ordinary dividend per share	24.6p	23.0p	+7%	€0.506	€0.467	+8%

Adjusted and underlying figures are additional performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 28. The reported operating profit figures are set out in note 2 on page 25. Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2012 full year average and hedge exchange rates.

†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 23.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Reed Elsevier 2013 I Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	£			€
	Year ended 31 December			Year ended 31 December
	2013 £m	2012† £m	Change	2013 €m	2012† €m	Change	Change at constant currencies	Underlying growth rates
Revenue
Scientific, Technical & Medical	2,126	2,063	+3%	2,509	2,538	-1%	+1%	+2%
Risk Solutions	933	926	+1%	1,101	1,139	-3%	-1%	+8%
Business Information	547	663	-17%	645	815	-21%	-19%	+4%
Legal	1,567	1,610	-3%	1,849	1,980	-7%	-4%	+1%
Exhibitions	862	854	+1%	1,017	1,051	-3%	+2%	+2%/+7%*

	6,035	6,116	-1%	7,121	7,523	-5%	-3%	+2%/+3%*

Adjusted operating profit
Scientific, Technical & Medical	826	780	+6%	975	960	+2%	+2%	+3%
Risk Solutions	414	392	+6%	489	482	+1%	+4%	+8%
Business Information	107	119	-10%	126	146	-14%	-11%	+14%
Legal	238	234	+2%	281	288	-2%	+1%	+5%
Exhibitions	213	210	+1%	251	258	-3%	+4%	+4%
Unallocated items	(49)	(47)		(58)	(58)

	1,749	1,688	+4%	2,064	2,076	-1%	+1%	+5%

*	Excluding biennial exhibition cycling
†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 23.

Reed Elsevier 2013 I Results 5

Operating and financial review

2014 REVISED METHODOLOGY FOR ALLOCATION OF CORPORATE AND SHARED COSTS

Following a review of activities, assets and costs across the business, Reed Elsevier will introduce a new method for the allocation of corporate and shared costs from January 2014. Previously unallocated items will be attributed to the business areas, as will costs relating to shared activities and resources, on the basis of usage and benefits derived. This new allocation reflects an increased level of shared resources and capitalised costs. Had this new method of allocation been applied during 2013, it would have resulted in the adjusted operating profit figures shown below:

	£		€
	Year ended 31 December		Year ended 31 December
	New method 2013 £m	Old method 2013 £m	New method 2013 €m	Old method 2013 €m
Adjusted operating profit
Scientific, Technical & Medical	787	826	929	975
Risk Solutions	401	414	473	489
Business Information	106	107	125	126
Legal	250	238	295	281
Exhibitions	210	213	248	251
Unallocated items	(5)	(49)	(6)	(58)

	1,749	1,749	2,064	2,064

Reed Elsevier 2013 I Results 6

Operating and financial review

Scientific, Technical & Medical

	£				€
	Year ended 31 December				Year ended 31 December
	2013 £m		2012 £m	Change	2013 €m		2012 €m	Change	Underlying growth rates
Revenue	2,126		2,063	+3%	2,509		2,538	-1%	+2%

Adjusted operating profit	826		780	+6%	975		960	+2%	+3%
Adjusted operating margin	38.8	%*	37.8%		38.8	%*	37.8%

*	Based on the new methodology for allocation of corporate and shared costs 2013 margin would have been 37.0%. See page 5

Strong volume growth in primary research submissions and usage, and in databases & tools, across the scientific, technical and medical segments. Electronic revenues, which now account for 72% of the total, grew strongly across all segments. Print book sales and pharma promotion continued to decline.

Underlying revenues grew +2% and underlying adjusted operating profits grew +3%.

In primary research, growth in article submissions and usage remained strong across the scientific, technical and medical segments, and journal quality, as measured by Impact Factor, continued to improve. Revenue growth was driven by solid subscription renewals and new sales. “Author pays” or “author’s funder pays” article volumes continued to grow strongly from a small base. Good growth in scientific databases & tools and electronic clinical solutions was also supported by strong new sales.

Print book sales and pharma promotion continued to decline reflecting a combination of format migration and structural changes in the pharmaceutical industry.

Portfolio development continued in 2013. Disposals included Elsevier Business Intelligence and a number of small print and pharma focused assets. We supported our organic growth strategy with small targeted acquisitions, including Mendeley, an online reference management and collaboration solution.

2014 outlook: The customer environment remains broadly unchanged on last year, with variations by geography and customer segment. We expect continued volume growth and strong demand for electronic products and solutions, and continued declines in print book and pharma promotion revenues. Overall we expect another year of modest underlying revenue growth in 2014.

Reed Elsevier 2013 I Results 7

Operating and financial review

Risk Solutions

	£				€
	Year ended 31 December				Year ended 31 December
	2013 £m		2012 £m	Change	2013 €m		2012 €m	Change	Underlying growth rates
Revenue	933		926	+1%	1,101		1,139	-3%	+8%

Adjusted operating profit	414		392	+6%	489		482	+1%	+8%
Adjusted operating margin	44.4	%*	42.3%		44.4	%*	42.3%

*	Based on the new methodology for allocation of corporate and shared costs 2013 margin would have been 43.0%. See page 5

All business segments achieved strong growth in 2013. The improvement in adjusted operating margin largely reflects the impact of portfolio changes, as underlying cost growth was in line with underlying revenue growth, reflecting continued new product development.

Underlying revenues grew +8% and underlying adjusted operating profits grew +8%.

Revenue growth in the insurance segment was driven by good take up of new products and services across the insurance workflow, expansion into adjacent market verticals, and volume growth in the core underwriting business. The expansion into international markets is progressing well, although the absolute revenue contribution remains small relative to Risk Solutions overall.

Business Services growth reflected strong demand for identity authentication and fraud detection solutions across markets. The US mortgage refinancing market did slow down in the second half as expected, but the impact of this was largely offset by continued good growth elsewhere.

New product sales drove strong growth in Government revenues for the year, somewhat tempered by a slowdown in federal markets in the fourth quarter.

The 2013 results reflect the impact of portfolio changes, including the disposal of the pre-employment screening business in H1, and some small acquisitions, including Mapflow and Enclarity. Taken together, portfolio changes had the effect of reducing reported revenues but increasing the adjusted operating profit margin, with underlying cost growth broadly matching revenue growth.

2014 outlook: The outlook for the federal government segment and mortgage refinancing market is uncertain, but the fundamental growth drivers of the Risk Solutions business remain strong. We will continue to invest in new products that leverage our leading content and analytics expertise, and to extend our services in new verticals and geographies. Overall we expect good underlying revenue growth across market segments.

Reed Elsevier 2013 I Results 8

Operating and financial review

Business Information

	£						€
	Year ended 31 December				Year ended 31 December
	2013 £m		2012 £m	Change	2013 €m		2012 €m	Change	Underlying growth rates
Revenue	547		663	-17%	645		815	-21%	+4%

Adjusted operating profit	107		119	-10%	126		146	-14%	+14%
Adjusted operating margin	19.5	%*	18.0%		19.5	%*	18.0%

*	Based on the new methodology for allocation of corporate and shared costs 2013 margin would have been 19.3%. See page 5

Underlying revenue growth accelerated in 2013 reflecting continued good growth in data services and modest growth elsewhere. Focus on process innovation drove a further improvement in adjusted operating profit margin.

Underlying revenues grew +4%, and underlying adjusted operating profits grew +14%.

Major Data Services, which now accounts for over 50% of continuing portfolio revenue, achieved strong growth in 2013 driven by Accuity, ICIS and XpertHR.

Leading Brands and Other Business Magazines & Services achieved modest growth, despite weak print advertising markets, with solid results from data solutions and the agricultural segments.

The improvement in adjusted operating profit margin in the year was entirely the result of the continued organic transformation of the business.

In 2013 we continued to exit from businesses that no longer fit our strategy, with disposals during the period including RBI Australia, Italy, and France. Since the beginning of this year we have also divested BuyerZone in the Marketing Services segment.

Since bringing the management structure of Business Information and Risk Solutions more closely together at the end of 2012 we have made good initial progress on leveraging Risk Solutions’ strength in data, analytics and technology across Business Information’s broader geographic footprint.

2014 outlook: We expect continued good underlying growth in Major Data Services and stable Leading Brands and Other Business Magazines & Services.

Reed Elsevier 2013 I Results 9

Operating and financial review

Legal

			£				€
	Year ended 31 December				Year ended 31 December
	2013 £m		2012 £m	Change	2013 €m		2012 €m	Change	Underlying growth rates
Revenue	1,567		1,610	-3%	1,849		1,980	-7%	+1%

Adjusted operating profit	238		234	+2%	281		288	-2%	+5%
Adjusted operating margin	15.2	%*	14.5%		15.2	%*	14.5%

*	Based on the new methodology for allocation of corporate and shared costs 2013 margin would have been 15.9%. See page 5

Positive underlying revenue growth was maintained in 2013 despite subdued market conditions in the US and Europe. Electronic revenues continued to show good growth, largely offset by print declines.

Underlying revenues grew +1%, and underlying operating profits grew +5%.

In the US and in our major European markets, conditions remained subdued, with growth in online solutions largely offset by continued print declines. Other international markets achieved good growth.

The roll out of new product releases continued, with 73% of US legal customers activated on the New Lexis platform at period end, and new product usage progressing well.

Ongoing process innovation and some initial decommissioning of old infrastructure more than offset inflation and higher depreciation, contributing to a 0.7 percentage point margin improvement in 2013.

The 2013 results reflect the impact of portfolio reshaping over the last 18 months, including the disposal of the US document retrieval and filing business in late 2012 and other small print assets early in 2013. In the second half of 2013 LexisNexis Martindale Hubbell, the US lawyer directory, was spun out into a joint venture with Internet Brands, a broad-based internet marketing firm.

2014 outlook: We will continue the roll out of our new technology platforms and products in 2014, and will maintain our focus on process improvement. Our customer markets remain subdued, however, limiting the scope for underlying revenue growth.

Reed Elsevier 2013 I Results 10

Operating and financial review

Exhibitions

	£				€
	Year ended 31 December				Year ended 31 December
	2013 £m		2012 £m	Change	2013 €m		2012 €m	Change	Underlying growth rates
Revenue	862		854	+1%	1,017		1,051	-3%	+2%/+7	%**

Adjusted operating profit	213		210	+1%	251		258	-3%	+4%
Adjusted operating margin	24.7	%*	24.6%		24.7	%*	24.6%

*	Based on the new methodology for allocation of corporate and shared costs 2013 margin would have been 24.4%. See page 5
**	Excluding biennial exhibition cycling

In 2013 Exhibitions maintained strong underlying revenue growth of +7% excluding the effect of biennial show cycling. While growth in Europe was modest, the US, Japan, Brazil and other markets all grew well.

Underlying revenues grew +2% (+7% excluding biennial cycling), and underlying adjusted operating profits grew +4%.

The US and Japan achieved strong revenue growth for the year. US shows reported good growth in visitor numbers, and growth in Japan was supported by leadership of the alternative energy sector and new launches. Brazil and China continued to generate strong growth.

In Europe good growth in international events more than offset softness in some domestic continental European events, resulting in modest overall growth.

In 2013 we launched 37 new events, primarily in high growth geographies and sectors, including the highly successful launch of World Travel Market Latin America, building on a global franchise.

We undertook a number of portfolio changes during the year, with acquisitions including Expo Ferretera in Mexico, IPSA in Russia, Travelweek São Paulo in Brazil and Capsule in the US. Disposals include a number of Spanish events as well as some smaller events across geographies.

The impact of biennial exhibition cycling has steadily been reduced from 10% in 2011 through 8% in 2012, to 5% in 2013.

2014 outlook: We expect good underlying growth in the US and Japan, and limited growth in Europe. In other markets we expect growth to remain strong, albeit at a slightly lower rate than in 2013. In 2014, which is a “cycling-in” year, we expect the impact of cycling to be further reduced to around 2 percentage points of growth.

Reed Elsevier 2013 I Results 11

Operating and financial review

FINANCIAL REVIEW

Adjusted figures

		£			€
	Year ended 31 December			Year ended 31 December
	2013 £m	2012† £m	Change	2013 €m	2012† €m	Change	Change at constant currencies	Underlying growth rates
Adjusted figures
Revenue	6,035	6,116	-1%	7,121	7,523	-5%	-3%	+2%/+3	%*
Operating profit	1,749	1,688	+4%	2,064	2,076	-1%	+1%	+5%
Operating margin	29.0%	27.6%		29.0%	27.6%
Profit before tax	1,572	1,472	+7%	1,855	1,811	+2%	+4%
Net profit	1,197	1,121	+7%	1,413	1,379	+2%	+4%
Net margin	19.8%	18.3%		19.8%	18.3%
Operating cash flow	1,703	1,603	+6%	2,010	1,972	+2%	+4%
Operating cash flow conversion	97%	95%		97%	95%

*	Excluding biennial exhibition cycling
†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 23. Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures primarily exclude items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 28.

Underlying revenue growth was +2%, or +3% excluding the effects of biennial event cycling in our exhibitions business. Reported revenue was £6,035m/€7,121m (2012: £6,116m/€7,523m), down -1% expressed in sterling and down -5% in euros.

The overall impact of disposals in 2013 was to reduce revenues by -6%, partially offset by a +1% increase from acquisitions. There have been disposals in each of our businesses, but the effect is most significant in Risk Solutions, where we sold the pre-employment screening business, in Business Information where we made a number of disposals, and in Legal where Martindale Hubbell, the US lawyer directory business, was spun out into a joint venture. Disposals made throughout 2013 will continue to impact reported revenues and operating profit growth rates in 2014.

The impact of currency movements was to increase revenues expressed in sterling by +2%, principally due to the strengthening of the US dollar, on average, against sterling. Currency effects reduced revenues expressed in euros by -2%, principally due to the weakening of the US dollar against the euro.

Underlying adjusted operating profit grew +5%. Total adjusted operating profit was £1,749m/€2,064m (2012: £1,688m/€2,076m), up +4% expressed in sterling and down -1% in euros. The impact of disposals was to reduce adjusted operating profit by -4%. Currency effects increased adjusted operating profit by +3% expressed in sterling and reduced adjusted operating profit by -2% in euros.

Underlying costs were up +2%, reflecting investment in global technology platforms and launching of new products and services, partly offset by continued process improvements. Actions were taken across our businesses, especially Legal, to improve cost efficiency. Total operating costs, including acquisitions and disposals, decreased by -3% expressed in sterling and -7% in euros.

The net pension expense, excluding the net pension financing charge, was £61m/€72m (2012: £89m/€109m), including settlement and past service credits of £59m/€70m (2012: £20m/€25m), mainly arising from benefits changes in the US, which will reduce future costs for our US businesses.

Reed Elsevier 2013 I Results 12

Operating and financial review

The overall adjusted operating margin of 29.0% was 1.4 percentage points higher than in the prior year. This included a 0.5 percentage point benefit to margin from portfolio changes as well as a 0.3 percentage point benefit from currency effects.

Interest expense was £177m/€209m (2012: £216m/€265m). The reduction primarily reflects the benefit of term debt refinancing at lower rates.

Adjusted profit before tax was £1,572m/€1,855m (2012: £1,472m/€1,811m), up +7% expressed in sterling and +2% in euros, and up +4% at constant currencies, reflecting the increase in adjusted operating profits and lower interest expense.

The adjusted effective tax rate on adjusted profit before tax was 23.5%, in line with the prior year. The effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, and includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross border transactions and other matters are ongoing. Although the outcome of these discussions cannot be predicted, no significant impact on the financial position of Reed Elsevier is expected.

The adjusted net profit attributable to shareholders of £1,197m/€1,413m (2012: £1,121m/€1,379m) was up +7% expressed in sterling and up +2% in euros, and up +4% at constant currencies.

Reported figures

		£			€
	Year ended 31 December			Year ended 31 December
	2013 £m	2012† £m	Change	2013 €m	2012† €m	Change	Change at constant currencies
Reported figures
Operating profit	1,376	1,333	+3%	1,624	1,639	-1%	+1%
Profit before tax	1,196	1,151	+4%	1,412	1,416	0%	+2%
Net profit	1,110	1,044	+6%	1,310	1,284	+2%	+3%
Net margin	18.4%	17.1%		18.4%	17.1%

†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 23.

Reported operating profit, after amortisation of acquired intangible assets and acquisition related costs, was £1,376m/€1,624m (2012: £1,333m/€1,639m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £318m/€375m (2012: £329m/€405m). Acquisition related costs were £43m/€51m (2012: £21m/€26m), including a charge for certain deferred consideration payments required to be expensed under IFRS.

The reported profit before tax was £1,196m/€1,412m (2012: £1,151m/€1,416m).

Reported net finance costs include a charge of £19m/€22m (2012: £11m/€14m) in respect of the defined benefit pension schemes. Net pre-tax disposal gains were £16m/€19m (2012: £45m/€56m) arising largely from the sale of

Reed Elsevier 2013 I Results 13

Operating and financial review

Risk Solutions’ pre-employment screening business. These were offset by a related tax charge of £34m/€40m (2012: credit of £58m/€71m).

The reported tax charge was £81m/€96m (2012: £102m/€126m). This included a deferred tax credit of £221m/€261m arising on the alignment of certain business assets with their global management structure. The reported net profit attributable to the parent companies’ shareholders was £1,110m/€1,310m (2012: £1,044m/€1,284m).

Cash flows

Adjusted operating cash flow was £1,703m/€2,010m (2012: £1,603m/€1,972m), up +6% expressed in sterling, up +2% in euros and up +4% at constant currencies. Adjusted operating cash flow conversion was 97% (2012: 95%).

Capital expenditure was £308m/€363m (2012: £333m/€409m), including £251m/€296m (2012: £263m/€323m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure, particularly in the Legal business. Depreciation and amortisation of capitalised development costs were £249m/€294m (2012: £227m/€279m). Capital expenditure was 5.1% of revenue (2012: 5.5%). Depreciation and amortisation were 4.1% of revenue (2012: 3.7%).

Free cash flow – after interest and taxation – was £1,161m/€1,371m (2012: £1,098m/€1,351m) before acquisition related spend and cash flows relating to prior year exceptional restructuring programmes. Cash taxes paid were £347m/€409m (2012: £281m/€346m), reflecting increased taxable profits, predominantly in the US.

Payments made in respect of acquisition related costs amounted to £28m/€33m (2012: £37m/€45m). Payments for exceptional restructuring programmes from prior years were £12m/€14m (2012: £25m/€30m), principally property costs. Tax recovered in respect of acquisition related and exceptional restructuring costs amounted to £10m/€12m (2012: £39m/€48m).

Free cash flow before dividends was £1,131m/€1,336m (2012: £1,075m/€1,324m). Ordinary dividends paid to shareholders in the year, being the 2012 final and 2013 interim dividends, amounted to £549m/€648m (2012: £521m/€641m). Free cash flow after dividends was £582m/€688m (2012: £554m/€683m).

Cash spent on acquisitions was £221m/€261m (2012: £316m/€389m), including deferred consideration of £21m/€25m (2012: £30m/€37m) on past acquisitions. Spend on venture capital investments was £10m/€12m (2012: £7m/€9m).

Total consideration from disposal transactions closed in 2013 was £331m, including £6m in respect of freehold properties. The net cash received in the calendar year from business disposals, after timing differences and separation and transaction costs, was £195m/€230m (2012: £160m/€197m). Net tax paid in respect of disposals was £25m/€30m (2012: tax recovered £26m/€32m).

Share repurchases by the parent companies in 2013 were £600m/€708m (2012: £250m/€308m) with a further £100m repurchased in 2014 as at 26 February. Proceeds from the exercise of share options were £125m/€148m (2012: £48m/€59m).

Reed Elsevier 2013 I Results 14

Operating and financial review

Debt

Net borrowings at 31 December 2013 were £3,072m/€3,686m, a decrease of £55m/€160m since 31 December 2012. The majority of our borrowings are denominated in US dollars and the strengthening of sterling and euro against the dollar since the start of the year resulted in slightly lower net borrowings when translated at year end rates. Excluding currency translation effects, net borrowings decreased by £27m/€33m. Expressed in US dollars, net borrowings at 31 December 2013 were $5,089m, in line with the prior year.

Gross borrowings after fair value adjustments at 31 December 2013 amounted to £3,281m/€3,937m (2012: £3,892m/€4,787m). The fair value of related derivative assets was £77m/€93m (2012: £124m/€153m). Cash balances have been reduced to £132m/€158m (2012: £641m/€788m), increasing the efficiency of our balance sheet.

The effective interest rate on gross borrowings was 4.8% in 2013, down from 5.6% in the prior year. As at 31 December 2013, after taking into account interest rate and currency derivatives, a total of 57% of Reed Elsevier’s gross borrowings were at fixed rates with a weighted average remaining life of 6.0 years.

The ratio of net debt to 12 months trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) as at 31 December 2013 was 2.1x (2012: 2.2x) on a pensions and lease adjusted basis. On an unadjusted basis net debt to EBITDA was 1.6x (2012: 1.7x).

Liquidity

During July 2013, Reed Elsevier’s committed bank facility, maturing in June 2015, was cancelled and replaced with a new $2,000m facility, maturing in July 2018. This back-up facility provides security of funding for short term debt issuance and is undrawn.

In March 2013, $309m of US dollar denominated fixed rate term debt maturing in January 2019, with a coupon of 8.625%, was exchanged for $389m of the 3.125% term debt due in 2022 and cash. In June 2013, $282m of Swiss franc denominated fixed rate term debt due in 2018 was issued at a coupon of 1.0%.

In December 2013, $461m of US term debt maturing in January 2014 was redeemed, taking advantage of the make-whole election.

Reed Elsevier has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing operational requirements.

Invested capital and returns

Gross capital employed at 31 December 2013 was £11,155m/€13,386m (2012: £11,338m/€13,946m) after adding back accumulated amortisation and impairment of acquired intangible assets and goodwill. The decrease of £183m in sterling principally reflects business divestments and currency effects. The decrease of €560m in euros reflects a more significant currency translation impact of the movement in the US dollar against the euro.

The post-tax return on average invested capital (“ROIC”) in the year was 12.1% (up 0.4 percentage points from 2012, as restated). The increase in the return reflects the improved trading performance.

Reed Elsevier 2013 I Results 15

Operating and financial review

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	Year ended 31 December			Year ended 31 December
	2013 pence	2012† pence	Change	2013 €	2012† €	Change	Change at constant currencies
Reported earnings per share	48.8p	44.8p	+9%	€0.91	€0.87	+5%
Adjusted earnings per share	54.0p	49.4p	+9%	€0.99	€0.94	+5%	+7%
Ordinary dividend per share	24.6p	23.0p	+7%	€0.506	€0.467	+8%

†	Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 1 to the combined financial information on page 23.

The reported earnings per share for Reed Elsevier PLC shareholders was 48.8p (2012: 44.8p) and for Reed Elsevier NV shareholders was €0.91 (2012: €0.87) reflecting the improved trading performance and deferred tax credits.

Adjusted earnings per share were up +9% at 54.0p (2012: 49.4p) and up +5% at €0.99 (2012: €0.94) for Reed Elsevier PLC and Reed Elsevier NV respectively. At constant currencies, the adjusted earnings per share of both companies increased by +7%.

The equalised final dividends declared by the respective boards are 17.95p per share for Reed Elsevier PLC and €0.374 per share for Reed Elsevier NV, up +6% and +11% respectively against the prior year final dividends. This gives total dividends for the year of 24.6p (2012: 23.0p) and €0.506 (2012: €0.467), up +7% and +8% respectively. The difference in growth rates in the final dividends, and the earlier interim dividends, reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.2x (2012: 2.2x) for Reed Elsevier PLC and 2.0x (2012: 2.0x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

During the year, 41.9m Reed Elsevier PLC shares and 25.2m Reed Elsevier NV shares (including R shares) were repurchased, partially mitigating the earnings per share dilution from divestments. As at 31 December 2013, shares in issue for Reed Elsevier PLC and Reed Elsevier NV respectively amounted to 1,157.4m and 709.7m. A further 6.0m Reed Elsevier PLC shares and 3.5m Reed Elsevier NV shares have been repurchased in January and February 2014.

Reed Elsevier 2013 I Results 16

Operating and financial review

PRINCIPAL RISKS

The principal risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.

The principal risks and uncertainties that have been identified, and are being addressed, are summarised below:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and government funding.

•	Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services.

•	Our scientific, technical & medical (STM) primary publications, like those of most of our competitors, are published largely on a paid subscription basis. There is debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors or authors’ funders and/or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

•	Reed Elsevier’s businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•	Our businesses operate in highly competitive markets which continue to evolve in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•	We regularly make small acquisitions to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.

•	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption, or security breach.

•	Our businesses maintain databases and information online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss or litigation and increased regulation.

Reed Elsevier 2013 I Results 17

Operating and financial review

•	Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

•	We operate a number of pension schemes around the world. Historically, the largest schemes have been of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with those defined benefit pension schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to inter alia asset values, discount rates or inflation could increase future pension costs and funding requirements.

•	Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities or interpreted differently, which could adversely affect our reported results.

•	The Reed Elsevier combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

•	Macro economic, political and market conditions may also adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

•	As a world leading provider of professional information solutions to the scientific, technical & medical, risk solutions & business information, legal, and exhibitions markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

Reed Elsevier 2013 I Results 18

Combined financial information

Condensed combined income statement

For the year ended 31 December 2013

	£		€
	2013 £m	2012 Restated £m	2013 €m	2012 Restated €m
Revenue	6,035	6,116	7,121	7,523
Cost of sales	(2,118)	(2,139)	(2,499)	(2,631)

Gross profit	3,917	3,977	4,622	4,892
Selling and distribution costs	(1,005)	(1,015)	(1,186)	(1,249)
Administration and other expenses	(1,565)	(1,653)	(1,847)	(2,033)

Operating profit before joint ventures	1,347	1,309	1,589	1,610
Share of results of joint ventures	29	24	35	29

Operating profit	1,376	1,333	1,624	1,639

Finance income	10	16	12	20
Finance costs	(206)	(243)	(243)	(299)

Net finance costs	(196)	(227)	(231)	(279)

Disposals and other non operating items	16	45	19	56

Profit before tax	1,196	1,151	1,412	1,416
Current tax	(352)	(153)	(416)	(189)
Deferred tax	271	51	320	63

Tax expense	(81)	(102)	(96)	(126)

Net profit for the year	1,115	1,049	1,316	1,290

Attributable to:
Parent companies’ shareholders	1,110	1,044	1,310	1,284
Non-controlling interests	5	5	6	6

Net profit for the year	1,115	1,049	1,316	1,290

Condensed combined statement of comprehensive income

For the year ended 31 December 2013

	£		€
	2013 £m	2012 Restated £m	2013 €m	2012 Restated €m
Net profit for the year	1,115	1,049	1,316	1,290

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on defined benefit pension schemes	40	(293)	47	(360)
Tax on items that will not be reclassified to profit or loss	(24)	96	(28)	118

Total items that will not be reclassified to profit or loss	16	(197)	19	(242)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(88)	(136)	(171)	(102)
Transfer to net profit on disposal of available for sale investments	—	11	—	14
Fair value movements on cash flow hedges	65	70	77	86
Transfer to net profit from cash flow hedge reserve (net of tax)	(2)	21	(2)	26
Tax on items that may be reclassified to profit or loss	(15)	(19)	(18)	(24)

Total items that may be reclassified to profit or loss	(40)	(53)	(114)	—

Other comprehensive loss for the year	(24)	(250)	(95)	(242)

Total comprehensive income for the year	1,091	799	1,221	1,048

Attributable to:
Parent companies’ shareholders	1,086	794	1,215	1,042
Non-controlling interests	5	5	6	6

Total comprehensive income for the year	1,091	799	1,221	1,048

Reed Elsevier 2013 I Results 19

Combined financial information

Condensed combined statement of cash flows

For the year ended 31 December 2013

	£		€
	2013 £m	2012 £m	2013 €m	2012 €m
Cash flows from operating activities
Cash generated from operations	1,943	1,847	2,293	2,272
Interest paid	(200)	(231)	(236)	(284)
Interest received	5	7	6	9
Tax paid (net)	(362)	(216)	(427)	(266)

Net cash from operating activities	1,386	1,407	1,636	1,731

Cash flows from investing activities
Acquisitions	(221)	(316)	(261)	(389)
Purchases of property, plant and equipment	(57)	(70)	(67)	(86)
Expenditure on internally developed intangible assets	(251)	(263)	(296)	(323)
Purchase of investments	(10)	(7)	(12)	(9)
Proceeds from disposals of property, plant and equipment	6	7	7	9
Gross proceeds from business disposals	311	235	367	289
Payments on business disposals	(116)	(82)	(137)	(101)
Dividends received from joint ventures	22	20	26	25

Net cash used in investing activities	(316)	(476)	(373)	(585)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies	(549)	(521)	(648)	(641)
Distributions to non-controlling interests	(6)	(4)	(7)	(5)
Increase/(decrease) in short term bank loans, overdrafts and commercial paper	169	(434)	199	(534)
Issuance of term debt	184	592	217	728
Repayment of term debt	(915)	(437)	(1,080)	(538)
Repayment of finance leases	(10)	(4)	(12)	(5)
Disposal of non-controlling interests	—	7	—	9
Repurchase of ordinary shares	(600)	(250)	(708)	(308)
Proceeds on issue of ordinary shares	125	48	148	59

Net cash used in financing activities	(1,602)	(1,003)	(1,891)	(1,235)

Decrease in cash and cash equivalents	(532)	(72)	(628)	(89)

Movement in cash and cash equivalents
At start of year	641	726	788	871
Decrease in cash and cash equivalents	(532)	(72)	(628)	(89)
Exchange translation differences	23	(13)	(2)	6

At end of year	132	641	158	788

Reed Elsevier 2013 I Results 20

Combined financial information

Condensed combined statement of financial position

As at 31 December 2013

	£		€
	2013 £m	2012 £m	2013 €m	2012 €m
Non-current assets
Goodwill	4,576	4,545	5,491	5,591
Intangible assets	3,124	3,275	3,749	4,028
Investments in joint ventures	125	100	150	123
Other investments	92	79	110	97
Property, plant and equipment	237	264	285	325
Deferred tax assets	442	79	530	97
Derivative financial instruments	64	138	77	170

	8,660	8,480	10,392	10,431

Current assets
Inventories and pre-publication costs	142	159	171	196
Trade and other receivables	1,416	1,380	1,699	1,697
Derivative financial instruments	124	57	149	70
Cash and cash equivalents	132	641	158	788

	1,814	2,237	2,177	2,751

Assets held for sale	21	297	25	365

Total assets	10,495	11,014	12,594	13,547

Current liabilities
Trade and other payables	2,595	2,544	3,114	3,129
Derivative financial instruments	4	11	5	14
Borrowings	648	730	778	898
Taxation	588	603	705	742
Provisions	17	30	20	37

	3,852	3,918	4,622	4,820

Non-current liabilities
Derivative financial instruments	13	—	16	—
Borrowings	2,633	3,162	3,159	3,889
Deferred tax liabilities	1,076	919	1,291	1,130
Net pension obligations	379	466	455	573
Provisions	116	139	139	171

	4,217	4,686	5,060	5,763

Liabilities associated with assets held for sale	3	96	4	118

Total liabilities	8,072	8,700	9,686	10,701

Net assets	2,423	2,314	2,908	2,846

Capital and reserves
Combined share capitals	224	223	269	274
Combined share premiums	2,887	2,727	3,464	3,354
Combined shares held in treasury	(1,464)	(899)	(1,757)	(1,106)
Translation reserve	(137)	(23)	25	161
Other combined reserves	880	252	867	121

Combined shareholders’ equity	2,390	2,280	2,868	2,804
Non-controlling interests	33	34	40	42

Total equity	2,423	2,314	2,908	2,846

Approved by the Boards of Reed Elsevier PLC and Reed Elsevier NV, 26 February 2014.

Reed Elsevier 2013 I Results 21

Combined financial information

Condensed combined statement of changes in equity

For the year ended 31 December 2013

	Combined shareholders’ equity							£
	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Total £m	Non- controlling interests £m	Total Equity £m
Balance at 1 January 2012	223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive income for the year	—	—	—	(136)	930	794	5	799
Dividends paid	—	—	—	—	(521)	(521)	(4)	(525)
Issue of ordinary shares, net of expenses	1	47	—	—	—	48	—	48
Repurchase of ordinary shares	—	—	(250)	—	—	(250)	—	(250)
Increase in share based remuneration reserve	—	—	—	—	31	31	—	31
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	9	9
Disposal of non-controlling interests	—	—	—	—	6	6	1	7
Exchange differences on translation of capital and reserves	(1)	(43)	7	25	12	—	(2)	(2)

Balance at 1 January 2013	223	2,727	(899)	(23)	252	2,280	34	2,314
Total comprehensive income for the year	—	—	—	(88)	1,174	1,086	5	1,091
Dividends paid	—	—	—	—	(549)	(549)	(6)	(555)
Issue of ordinary shares, net of expenses	1	124	—	—	—	125	—	125
Repurchase of ordinary shares	—	—	(600)	—	—	(600)	—	(600)
Increase in share based remuneration reserve (net of tax)	—	—	—	—	48	48	—	48
Settlement of share awards	—	—	40	—	(40)	—	—	—
Exchange differences on translation of capital and reserves	—	36	(5)	(26)	(5)	—	—	—

Balance at 31 December 2013	224	2,887	(1,464)	(137)	880	2,390	33	2,423

Reed Elsevier 2013 I Results 22

Combined financial information

Condensed combined statement of changes in equity

For the year ended 31 December 2013

	Combined shareholders’ equity							€
	Combined share capitals €m	Combined share premiums €m	Combined shares held in treasury €m	Translation reserve €m	Other combined reserves €m	Total €m	Non- controlling interests €m	Total equity €m
Balance at 1 January 2012	268	3,268	(796)	297	(431)	2,606	30	2,636
Total comprehensive income for the year	—	—	—	(102)	1,144	1,042	6	1,048
Dividends paid	—	—	—	—	(641)	(641)	(5)	(646)
Issue of ordinary shares, net of expenses	1	58	—	—	—	59	—	59
Repurchase of ordinary shares	—	—	(308)	—	—	(308)	—	(308)
Increase in share based remuneration reserve	—	—	—	—	38	38	—	38
Settlement of share awards	—	—	9	—	(9)	—	—	—
Acquisitions	—	—	—	—	—	—	11	11
Disposals of non-controlling interests	—	—	—	—	8	8	1	9
Exchange differences on translation of capital and reserves	5	28	(11)	(34)	12	—	(1)	(1)

Balance at 1 January 2013	274	3,354	(1,106)	161	121	2,804	42	2,846
Total comprehensive income for the year	—	—	—	(171)	1,386	1,215	6	1,221
Dividends paid	—	—	—	—	(648)	(648)	(7)	(655)
Issue of ordinary shares, net of expenses	1	147	—	—	—	148	—	148
Repurchase of ordinary shares	—	—	(708)	—	—	(708)	—	(708)
Increase in share based remuneration reserve (net of tax)	—	—	—	—	57	57	—	57
Settlement of share awards	—	—	47	—	(47)	—	—	—
Exchange differences on translation of capital and reserves	(6)	(37)	10	35	(2)	—	(1)	(1)

Balance at 31 December 2013	269	3,464	(1,757)	25	867	2,868	40	2,908

Reed Elsevier 2013 I Results 23

Notes to the combined financial information

1	Basis of preparation

The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).

The combined financial information, presented in condensed form, has been abridged from the audited combined financial statements for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board and on which the auditors have issued an unqualified opinion. The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2012 on pages 98 to 103. The combined financial information has been prepared in accordance with those accounting policies. Financial information is presented in both sterling and euros.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the year ended 31 December 2013.

Standards and amendments effective for the period

With effect from 1 January 2013, IAS19 Employee Benefits (revised) inter alia changes the methodology used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are calculated by reference to the discount rate of high quality corporate bonds (being also the discount rate applied in the calculation of pension obligations) and are no longer based on the expected returns on scheme assets. The effect is to reduce the asset returns recognised in the income statement.

Adoption of IAS19 (revised) has had no impact on Reed Elsevier’s combined statement of financial position and statement of cash flows. The net pension financing credit or charge is now presented within net finance costs in Reed Elsevier’s combined income statement, rather than within operating profit as previously reported. Given that the revised standard may introduce greater volatility to the income statement, the net pension financing credit or charge has been excluded from the adjusted figures used by Reed Elsevier as additional performance measures.

As required under the revised standard, comparative figures have been restated. For the year ended 31 December 2012, operating profits are £25m/€31m lower and net finance costs are £11m/€13m higher than previously reported. On an adjusted basis, profit before tax is £25m/€30m lower.

With effect from 1 January 2013 Reed Elsevier adopted IAS1 – Presentation of Items of Other Comprehensive Income – Amendments to IAS1. The standard amends the grouping of items presented in the statement of comprehensive income into items that may be reclassified to profit or loss in a future period and items that will never be reclassified.

With effect from 1 January 2013 Reed Elsevier also adopted IFRS10 Consolidated Financial Statements, IFRS11 Joint Arrangements, IFRS12 Disclosure of Interests in Other Entities, and IFRS13 Fair Value Measurement, in addition to amendments to IAS27 Consolidated and Separate Financial Statements and IAS28 Investments in Associates. Adoption of these new accounting standards and amendments has not had a significant impact on Reed Elsevier’s accounting policies or reporting. With the exception of IFRS13, these standards and amendments have been early adopted for the purposes of Reed Elsevier’s application of IFRS as adopted by the EU.

Reed Elsevier 2013 I Results 24

Notes to the combined financial information

2	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a world leading provider of professional information solutions organised as five business segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk Solutions, providing tools that combine proprietary, public and third-party information with advanced technology and analytics; Business Information, providing data services, information and marketing solutions to business professionals; Legal, providing legal, tax, regulatory news & business information to legal, corporate, government, accounting and academic markets; and Exhibitions, organising exhibitions and conferences.

Adjusted operating profit is the key segmental profit measure used by Reed Elsevier in assessing performance. Adjusted operating profit is reconciled to reported figures in note 4.

Revenue

	£		€
	2013 £m	2012 £m	2013 €m	2012 €m
Business segment
Scientific, Technical & Medical	2,126	2,063	2,509	2,538
Risk Solutions	933	926	1,101	1,139
Business Information	547	663	645	815
Legal	1,567	1,610	1,849	1,980
Exhibitions	862	854	1,017	1,051

Total	6,035	6,116	7,121	7,523

Geographical origin
North America	3,103	3,122	3,661	3,840
United Kingdom	985	966	1,162	1,188
The Netherlands	656	611	774	752
Rest of Europe	698	788	824	969
Rest of world	593	629	700	774

Total	6,035	6,116	7,121	7,523

Geographical market
North America	3,082	3,154	3,637	3,879
United Kingdom	443	442	523	544
The Netherlands	166	165	196	203
Rest of Europe	1,074	1,176	1,267	1,447
Rest of world	1,270	1,179	1,498	1,450

Total	6,035	6,116	7,121	7,523

Reed Elsevier 2013 I Results 25

Notes to the combined financial information

2	Segment analysis (continued)

Adjusted operating profit

	£		€
	2013 £m	2012 Restated £m	2013 €m	2012 Restated €m
Business segment
Scientific, Technical & Medical	826	780	975	960
Risk Solutions	414	392	489	482
Business Information	107	119	126	146
Legal	238	234	281	288
Exhibitions	213	210	251	258

Subtotal	1,798	1,735	2,122	2,134

Corporate costs	(49)	(47)	(58)	(58)

Total	1,749	1,688	2,064	2,076

Operating profit

	£		€
	2013 £m	2012 Restated £m	2013 €m	2012 Restated €m
Business segment
Scientific, Technical & Medical	742	706	876	868
Risk Solutions	312	281	368	346
Business Information	71	76	84	93
Legal	139	146	164	180
Exhibitions	161	171	190	210

Subtotal	1,425	1,380	1,682	1,697

Corporate costs	(49)	(47)	(58)	(58)

Total	1,376	1,333	1,624	1,639

3	Combined statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations

	£		€
	2013 £m	2012 Restated £m	2013 €m	2012 Restated €m
Operating profit before joint ventures	1,347	1,309	1,589	1,610

Amortisation of acquired intangible assets	317	328	374	404
Amortisation of internally developed intangible assets	160	151	189	186
Depreciation of property, plant and equipment	89	76	105	93
Share based remuneration	31	31	37	38

Total non cash items	597	586	705	721

Increase in working capital	(1)	(48)	(1)	(59)

Cash generated from operations	1,943	1,847	2,293	2,272

Reed Elsevier 2013 I Results 26

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Reconciliation of net borrowings

	£
	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2013 £m	2012 £m
At start of year	641	(3,892)	124	(3,127)	(3,433)
Decrease in cash and cash equivalents	(532)	—	—	(532)	(72)
Decrease in borrowings	—	586	(14)	572	283

Changes in net borrowings resulting from cash flows	(532)	586	(14)	40	211

Inception of finance leases	—	(12)	—	(12)	(13)
Fair value and other adjustments to borrowings and related derivatives	—	32	(33)	(1)	1
Exchange translation differences	23	5	—	28	107

At end of year	132	(3,281)	77	(3,072)	(3,127)

	€
	Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2013 €m	2012 €m
At start of year	788	(4,787)	153	(3,846)	(4,119)

Decrease in cash and cash equivalents	(628)	—	—	(628)	(89)
Decrease in borrowings	—	693	(17)	676	349

Changes in net borrowings resulting from cash flows	(628)	693	(17)	48	260

Inception of finance leases	—	(14)	—	(14)	(16)
Fair value and other adjustments to borrowings and related derivatives	—	38	(39)	(1)	1
Exchange translation differences	(2)	133	(4)	127	28

At end of year	158	(3,937)	93	(3,686)	(3,846)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge the fair value of fixed rate borrowings and adjustments in respect of cash collateral received/paid.

Reed Elsevier 2013 I Results 27

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Borrowings by year of repayment

	£		€
	2013 £m	2012 £m	2013 €m	2012 €m
Within 1 year	648	730	778	898

Within 1 to 2 years	179	650	215	799
Within 2 to 3 years	403	181	483	223
Within 3 to 4 years	341	400	409	492
Within 4 to 5 years	181	359	217	442
After 5 years	1,529	1,572	1,835	1,933

After 1 year	2,633	3,162	3,159	3,889

Total	3,281	3,892	3,937	4,787

Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2013 by a $2,000m (£1,207m/€1,448m) committed bank facility maturing in July 2018, which was undrawn.

Reed Elsevier 2013 I Results 28

Notes to the combined financial information

4	Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs and the share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, transaction related fees, and those elements of deferred and contingent consideration required to be expensed under IFRS. Adjusted profit before tax also excludes disposal related and other non operating items and the net financing charge or credit on defined benefit pension schemes. The adjusted tax charge excludes the tax effect of these adjusting items, exceptional tax credits (in 2012 only) and movements on deferred tax assets and liabilities related to goodwill and acquired intangible assets. It includes the benefit of tax amortisation where available on goodwill and acquired intangible assets. Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

	£		€
	2013 £m	2012 Restated £m	2013 €m	2012 Restated €m
Operating profit	1,376	1,333	1,624	1,639
Adjustments:
Amortisation of acquired intangible assets	318	329	375	405
Acquisition related costs	43	21	51	26
Reclassification of tax in joint ventures	12	5	14	6

Adjusted operating profit	1,749	1,688	2,064	2,076

Profit before tax	1,196	1,151	1,412	1,416
Adjustments:
Amortisation of acquired intangible assets	318	329	375	405
Net financing charge on defined benefit pension schemes	19	11	22	14
Acquisition related costs	43	21	51	26
Reclassification of tax in joint ventures	12	5	14	6
Disposals and other non operating items	(16)	(45)	(19)	(56)

Adjusted profit before tax	1,572	1,472	1,855	1,811

Tax charge	(81)	(102)	(96)	(126)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets	7	7	9	8
Tax on net financing charge on defined benefit pension schemes	(6)	(3)	(7)	(4)
Tax on acquisition related costs	(12)	(5)	(14)	(6)
Reclassification of tax in joint ventures	(12)	(5)	(14)	(6)
Tax on disposals and other non operating items	34	(58)	40	(71)
Other deferred tax credits from intangible assets*	(300)	(84)	(354)	(103)
Exceptional prior year tax credit	—	(96)	—	(118)

Adjusted tax charge	(370)	(346)	(436)	(426)

Net profit attributable to parent companies’ shareholders	1,110	1,044	1,310	1,284
Adjustments (post-tax):
Amortisation of acquired intangible assets	325	336	384	413
Net financing charge on defined benefit pension schemes	13	8	15	10
Acquisition related costs	31	16	37	20
Disposals and other non operating items	18	(103)	21	(127)
Other deferred tax credits from intangible assets*	(300)	(84)	(354)	(103)
Exceptional prior year tax credit	—	(96)	—	(118)

Adjusted net profit attributable to parent companies’ shareholders	1,197	1,121	1,413	1,379

*	movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation and in 2013 non-recurring deferred tax credits arising on the alignment of certain business assets with their global management structure.

Reed Elsevier 2013 I Results 29

Notes to the combined financial information

4	Adjusted figures (continued)

	£		€
	2013 £m	2012 £m	2013 €m	2012 €m
Cash generated from operations	1,943	1,847	2,293	2,272
Dividends received from joint ventures	22	20	26	25
Purchases of property, plant and equipment	(57)	(70)	(67)	(86)
Proceeds from disposals of property, plant and equipment	6	7	7	9
Expenditure on internally developed intangible assets	(251)	(263)	(296)	(323)
Payments in relation to exceptional restructuring costs	12	25	14	30
Payments in relation to acquisition related costs	28	37	33	45

Adjusted operating cash flow	1,703	1,603	2,010	1,972

5	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	£		€
	2013 £m	2012 Restated £m	2013 €m	2012 Restated €m
At start of year	(466)	(242)	(573)	(290)
Service cost (including settlement, past service and curtailment credits of £59m/€70m (2012: £20m/€25m))	(14)	(43)	(16)	(53)
Net financing charge on defined benefit pension schemes	(19)	(11)	(22)	(14)
Actuarial gains/(losses)	40	(293)	47	(360)
Contributions by employer	83	116	98	143
Exchange translation differences	(3)	7	11	1

At end of year	(379)	(466)	(455)	(573)

The net pension deficit comprises:

	£		€
	2013 £m	2012 £m	2013 €m	2012 €m
Fair value of scheme assets	3,981	3,806	4,777	4,682
Defined benefit obligations of funded schemes	(4,200)	(4,112)	(5,040)	(5,058)

Net deficit of funded schemes	(219)	(306)	(263)	(376)
Defined benefit obligations of unfunded schemes	(160)	(160)	(192)	(197)

Net deficit	(379)	(466)	(455)	(573)

Reed Elsevier 2013 I Results 30

Notes to the combined financial information

6	Provisions

The amount recognised in the statement of financial position in respect of provisions at the start and end of the year and the movements during the period were as follows:

	£		€
	2013 £m	2012 £m	2013 €m	2012 €m
At start of year	169	126	208	152
Transfers	—	22	—	27
Charged	—	62	—	76
Utilised	(35)	(36)	(42)	(45)
Exchange translation differences	(1)	(5)	(7)	(2)

At end of year	133	169	159	208

The amount as at 31 December 2013 comprises property provisions of £131m/€157m (2012: £164m/€202m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £2m/€2m (2012: £5m/€6m).

7	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier in the year ended 31 December 2013.

8	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	2013 £m	2012 £m	2013 €m	2012 €m
Euro to sterling	1.18	1.23	1.20	1.23
US dollars to sterling	1.56	1.59	1.66	1.62
US dollars to euro	1.32	1.29	1.38	1.32

Reed Elsevier 2013 I Results 31

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated income statement

For the year ended 31 December 2013

	£
	2013 £m	2012 Restated £m
Administrative expenses	(2)	(2)
Effect of tax credit equalisation on distributed earnings	(15)	(14)
Share of results of joint ventures	583	547

Operating profit	566	531
Finance income	10	1

Profit before tax	576	532
Tax (expense)/credit	(4)	6

Profit attributable to ordinary shareholders	572	538

Condensed consolidated statement of comprehensive income

For the year ended 31 December 2013

	£
	2013 £m	2012 Restated £m
Profit attributable to ordinary shareholders	572	538
Share of joint ventures’ other comprehensive loss for the year	(13)	(132)

Total comprehensive income for the year	559	406

Earnings per ordinary share

For the year ended 31 December 2013

£
	2013 pence	2012 Restated pence
Basic earnings per share	48.8p	44.8p
Diluted earnings per share	48.2p	44.3p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2013 I Results 32

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated statement of cash flows

For the year ended 31 December 2013

	£
	2013 £m	2012 £m
Cash flows from operating activities
Cash used by operations	(2)	(2)
Interest received	10	1
Tax paid	(3)	(2)

Net cash from/(used in) operating activities	5	(3)

Cash flows from investing activities
Dividends received from joint ventures	102	694

Net cash from investing activities	102	694

Cash flows from financing activities
Equity dividends paid	(278)	(264)
Repurchase of ordinary shares	(326)	(143)
Proceeds on issue of ordinary shares	50	33
Decrease/(increase) in net funding balances due from joint ventures	447	(317)

Net cash used in financing activities	(107)	(691)

Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

As at 31 December 2013

	£
	2013 £m	2012 £m
Non-current assets
Investments in joint ventures	1,266	1,207

Total assets	1,266	1,207

Current liabilities
Taxation	2	1

Total liabilities	2	1

Net assets	1,264	1,206

Capital and reserves
Called up share capital	182	181
Share premium account	1,257	1,208
Shares held in treasury (including in joint ventures)	(752)	(447)
Capital redemption reserve	4	4
Translation reserve	40	87
Other reserves	533	173

Total equity	1,264	1,206

Approved by the Board of directors, 26 February 2014.

Reed Elsevier 2013 I Results 33

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated statement of changes in equity

For the year ended 31 December 2013

	£
	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2012	180	1,176	(308)	4	159	(62)	1,149
Total comprehensive income for the year	—	—	—	—	(72)	478	406
Equity dividends paid	—	—	—	—	—	(264)	(264)
Issue of ordinary shares, net of expenses	1	32	—	—	—	—	33
Repurchase of ordinary shares	—	—	(143)	—	—	—	(143)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	16	16
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	4	—	—	(4)	—
Share of joint ventures’ disposal of non-controlling interests	—	—	—	—	—	3	3
Equalisation adjustments	—	—	—	—	—	6	6

Balance at 1 January 2013	181	1,208	(447)	4	87	173	1,206
Total comprehensive income for the year	—	—	—	—	(47)	606	559
Equity dividends paid	—	—	—	—	—	(278)	(278)
Issue of ordinary shares, net of expenses	1	49	—	—	—	—	50
Repurchase of ordinary shares	—	—	(326)	—	—	—	(326)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	—	25	25
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	21	—	—	(21)	—
Equalisation adjustments	—	—	—	—	—	28	28

Balance at 31 December 2013	182	1,257	(752)	4	40	533	1,264

Reed Elsevier 2013 I Results 34

Reed Elsevier PLC

Consolidated financial information

Notes to the consolidated financial information

1	Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.

Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The summary financial information, presented in condensed form, has been abridged from the consolidated financial statements for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on page 158 of the Reed Elsevier Annual Reports and Financial Statements 2012. The auditors have reported on the consolidated financial statements of Reed Elsevier PLC. Their report was unqualified, did not draw attention to any matters of emphasis, and did not contain statements under s498(2) or (3) of the United Kingdom Companies Act 2006.

The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2013.

As described on page 23, the combined businesses adopted IAS19 Employee Benefits (revised) with effect from 1 January 2013. As required under the revised standard, comparative figures have been restated. For the year ended 31 December 2012, Reed Elsevier PLC’s share of results of joint ventures is £14m lower and basic earnings per share is 1.2p lower than previously reported. On an adjusted basis, earnings per share is 0.7p lower than previously reported.

With effect from 1 January 2013, the combined business also adopted various other standards, interpretations and amendments to IFRS, none of which have had a significant impact on Reed Elsevier’s accounting policies or reporting.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

	£		£
	Profit attributable to ordinary shareholders		Basic earnings per share
	2013 £m	2012 Restated £m	2013 pence	2012 Restated pence
Reported figures	572	538	48.8p	44.8p
Effect of tax credit equalisation on distributed earnings	15	14	1.3p	1.2p

Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	587	552	50.1p	46.0p
Share of adjustments in joint ventures	46	41	3.9p	3.4p

Adjusted figures	633	593	54.0p	49.4p

Reed Elsevier 2013 I Results 35

Reed Elsevier PLC

Consolidated financial information

3	Dividends

Dividends declared in the year

	2013 pence	2012 pence	2013 £m	2012 £m
Ordinary shares
Final for prior financial year	17.0p	15.9p	200	191
Interim for financial year	6.65p	6.0p	78	73

Total	23.65p	21.9p	278	264

The Directors of Reed Elsevier PLC have proposed a final dividend per ordinary share of 17.95p (2012: 17.0p). The cost of the final dividend, if approved by shareholders, is expected to be £208m. No liability has been recognised at the statement of financial position date. The Reed Elsevier PLC final dividend as approved will be paid on 23 May 2014, with ex-dividend and record dates of 30 April 2014 and 2 May 2014 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Dividends paid and proposed relating to the financial year

	2013 pence	2012 pence
Ordinary shares
Interim (paid)	6.65p	6.0p
Final (proposed)	17.95p	17.0p

Total	24.60p	23.0p

4	Share capital and treasury shares

	2013			2012
	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
Number of ordinary shares
At start of year	1,257.6	(71.0)	1,186.6	1,202.6
Issue of ordinary shares	9.4	—	9.4	6.7
Repurchase of ordinary shares	—	(41.9)	(41.9)	(23.3)
Net release of shares by the employee benefit trust	—	3.3	3.3	0.6

At end of year	1,267.0	(109.6)	1,157.4	1,186.6

Weighted average number of equivalent ordinary shares during the year			1,172.2	1,200.6

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,063m at 31 December 2013 (2012: £3,595m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the year ended 31 December 2013.

Reed Elsevier 2013 I Results 36

Reed Elsevier NV

Consolidated financial information

Condensed consolidated income statement

For the year ended 31 December 2013

	€
	2013 €m	2012 Restated €m
Administrative expenses	(2)	(2)
Share of results of joint ventures	642	638

Operating profit	640	636
Finance income	19	8

Profit before tax	659	644
Tax expense	(4)	(2)

Profit attributable to shareholders	655	642

Condensed consolidated statement of comprehensive income

For the year ended 31 December 2013

	€
	2013 €m	2012 Restated €m
Profit attributable to shareholders	655	642
Share of joint ventures’ other comprehensive loss for the year	(48)	(121)

Total comprehensive income for the year	607	521

Earnings per ordinary share

For the year ended 31 December 2013

	€
	2013 €	2012 Restated €
Basic earnings per share	€0.91	€0.87
Diluted earnings per share	€0.90	€0.87

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2013 I Results 37

Reed Elsevier NV

Consolidated financial information

Condensed consolidated statement of cash flows

For the year ended 31 December 2013

	€
	2013 €m	2012 €m
Cash flows from operating activities
Cash used by operations	(3)	(5)
Interest received	19	6
Tax paid	(1)	(2)

Net cash from/(used in) operating activities	15	(1)

Cash flows from investing activities
Dividends received from joint ventures	186	754

Net cash from investing activities	186	754

Cash flows from financing activities
Equity dividends paid	(321)	(319)
Repurchase of shares	(337)	(141)
Proceeds on issue of ordinary shares	88	18
Decrease/(increase) in net funding balances due from joint ventures	370	(313)

Net cash used in financing activities	(200)	(755)

Movement in cash and cash equivalents	1	(2)

Condensed consolidated statement of financial position

As at 31 December 2013

	€
	2013 €m	2012 €m
Non-current assets
Investments in joint ventures	1,488	1,455
Current assets
Amounts due from joint ventures	4	4
Cash and cash equivalents	2	1

	6	5

Total assets	1,494	1,460

Current liabilities
Payables	6	7
Taxation	54	51

Total liabilities	60	58

Net assets	1,434	1,402

Capital and reserves
Share capital issued	55	54
Paid-in surplus	2,276	2,189
Shares held in treasury (including in joint ventures)	(881)	(571)
Translation reserve	(131)	(42)
Other reserves	115	(228)

Total equity	1,434	1,402

Approved by the Board of directors, 26 February 2014.

Reed Elsevier 2013 I Results 38

Reed Elsevier NV

Consolidated financial information

Condensed consolidated statement of changes in equity

For the year ended 31 December 2013

	€
	Share capital €m	Paid-in surplus €m	Shares held In treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at 1 January 2012	54	2,171	(432)	6	(496)	1,303
Total comprehensive income for the year	—	—	—	(51)	572	521
Equity dividends paid	—	—	—	—	(319)	(319)
Issue of ordinary shares, net of expenses	—	18	—	—	—	18
Repurchase of shares	—	—	(141)	—	—	(141)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	19	19
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	5	—	(5)	—
Share of joint ventures’ disposal of non-controlling interests	—	—	—	—	4	4
Equalisation adjustments	—	—	—	—	(3)	(3)
Exchange translation differences	—	—	(3)	3	—	—

Balance at 1 January 2013	54	2,189	(571)	(42)	(228)	1,402
Total comprehensive income for the year	—	—	—	(86)	693	607
Equity dividends paid	—	—	—	—	(321)	(321)
Issue of ordinary shares, net of expenses	1	87	—	—	—	88
Repurchase of shares	—	—	(337)	—	—	(337)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	29	29
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	24	—	(24)	—
Equalisation adjustments	—	—	—	—	(34)	(34)
Exchange translation differences	—	—	3	(3)	—	—

Balance at 31 December 2013	55	2,276	(881)	(131)	115	1,434

Reed Elsevier 2013 I Results 39

Reed Elsevier NV

Consolidated financial information

Notes to the consolidated financial information

1	Basis of preparation

The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.

The summary financial information, presented in condensed form, has been abridged from the consolidated financial statements for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 178 to 179 of the Reed Elsevier Annual Reports and Financial Statements 2012. The auditors have reported on the consolidated financial statements of Reed Elsevier NV. Their report was unqualified, did not draw attention to any matters of emphasis, and did not contain statements under Article 2:395 of the Netherlands Civil Code.

The Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2013.

As described on page 23, the combined businesses adopted IAS19 Employee Benefits (revised) with effect from 1 January 2013. As required under the revised standard, comparative figures have been restated. For the year ended 31 December 2012, Reed Elsevier NV’s share of results of joint ventures is €16m lower and basic earnings per share is €0.03 lower than previously reported. On an adjusted basis, earnings per share is €0.01 lower than previously reported.

With effect from 1 January 2013, the combined business also adopted various other standards, interpretations and amendments to IFRS, none of which have had a significant impact on Reed Elsevier’s accounting policies or reporting.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

	€
	Profit attributable to ordinary shareholders		Basic earnings per share
	2013 €m	2012 Restated €m	2013 €	2012 Restated €
Reported figures	655	642	€0.91	€0.87
Share of adjustments in joint ventures	52	47	€0.08	€0.07

Adjusted figures	707	689	€0.99	€0.94

Reed Elsevier 2013 I Results 40

Reed Elsevier NV

Consolidated financial information

3	Dividends

Dividends declared in the year

	€
	2013 €	2012 €	2013 €m	2012 €m
Ordinary shares
Final for prior financial year	€0.337	€0.326	230	228
Interim for financial year	€0.132	€0.130	91	91

Total	€0.469	€0.456	321	319

R shares	—	—	—	—

The Directors of Reed Elsevier NV have proposed a final dividend per ordinary share of €0.374 (2012: €0.337). The cost of the final dividend, if approved by shareholders, is expected to be €252m. No liability has been recognised at the statement of financial position date. The Reed Elsevier NV final dividend as approved will be paid on 23 May 2014, with ex-dividend dates of 30 April 2014 and 1 May 2014 and a record date of 5 May 2014. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Dividends paid and proposed relating to the financial year

	€
	2013 €	2012 €
Ordinary shares
Interim (paid)	€0.132	€0.130
Final (proposed)	€0.374	€0.337

Total	€0.506	€0.467

R shares	—	—

Reed Elsevier 2013 I Results 41

Reed Elsevier NV

Consolidated financial information

4	Share capital and treasury shares

	2013				2012
	Ordinary shares in issue (millions)	R shares in issue (millions)	Treasury shares (millions)	Ordinary share equivalents net of treasury shares (millions)	Ordinary share equivalents net of treasury shares (millions)
Number of ordinary shares or equivalents
At start of year	726.0	43.0	(44.2)	724.8	735.8
Issue of ordinary shares	8.1	—	—	8.1	1.9
Repurchase of ordinary and R shares	—	—	(25.2)	(25.2)	(13.3)
Net release of shares by the employee benefit trust	—	—	2.0	2.0	0.4

At end of year	734.1	43.0	(67.4)	709.7	724.8

Weighted average number of equivalent ordinary shares during the year				717.6	734.0

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.

At 31 December 2013 treasury shares included 156,394 R shares (2012: 62,341), equivalent to 1,563,940 (2012: 623,410) Reed Elsevier NV ordinary shares.

At 31 December 2013, 4,146,785 R shares (2012: 4,240,838) were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €3,676m at 31 December 2013 (2012: €4,422m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the year ended 31 December 2013.

Reed Elsevier 2013 I Results 42

Additional information for

US investors

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed combined income statement

	$
	2013 US$m		2012 Restated US$m
Revenue		9,415		9,724
Operating profit		2,147		2,119
Profit before tax		1,866		1,830
Profit attributable to parent companies’ shareholders		1,732		1,660

Adjusted operating profit		2,728		2,684
Adjusted profit before tax		2,452		2,340
Adjusted profit attributable to parent companies’ shareholders		1,867		1,782

Basic earnings per American Depositary Share (ADS)	US$		US$
Reed Elsevier PLC (Each ADS comprises four ordinary shares)		$3.05		$2.85
Reed Elsevier NV (Each ADS comprises two ordinary shares)		$2.40		$2.24
Adjusted earnings per American Depositary Share (ADS)
Reed Elsevier PLC (Each ADS comprises four ordinary shares)		$3.37		$3.14
Reed Elsevier NV (Each ADS comprises two ordinary shares)		$2.61		$2.43

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted net profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.

Condensed combined statement of cash flows

	$
	2013 US$m	2012 US$m
Net cash from operating activities	2,162	2,237
Net cash used in investing activities	(493)	(757)
Net cash used in financing activities	(2,499)	(1,594)

Decrease in cash and cash equivalents	(830)	(114)

Adjusted operating cash flow	2,657	2,549

Reed Elsevier 2013 I Results 43

Additional information for

US investors

Condensed combined statement of financial position

	$
	2013 US$m	2012 US$m
Non-current assets	14,376	13,738
Current assets	3,011	3,264
Assets held for sale	35	481

Total assets	17,422	17,843

Current liabilities	6,395	6,347
Non-current liabilities	7,000	7,591
Liabilities associated with assets held for sale	5	156

Total liabilities	13,400	14,094

Net assets	4,022	3,749

Reed Elsevier 2013 I Results 44

Investor Information

Notes for Editors

Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs more than 28,000 people, including almost 14,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £19bn/€24bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

The Reed Elsevier Annual Reports and Financial Statements 2013 will be available on the Reed Elsevier website at www.reedelsevier.com from 11 March 2014. Copies of the Annual Reports and Financial Statements 2013 are expected to be posted to shareholders in Reed Elsevier PLC on 24 March 2014, and will be available to shareholders in Reed Elsevier NV on request. Copies of the 2013 Results Announcement are available to the public on the Reed Elsevier website and from the respective companies:

Reed Elsevier PLC 1-3 Strand London WC2N 5JR United Kingdom	Reed Elsevier NV Radarweg 29 1043 NX Amsterdam The Netherlands